NEWS RELEASE

BROOKFIELD OFFICE PROPERTIES TO HOLD CONFERENCE CALL

& WEBCAST OF 2013 THIRD QUARTER FINANCIAL RESULTS FRIDAY, OCTOBER 25, 2013 AT 11:00 AM (ET)

NEW YORK, September 27, 2013 – Brookfield Office Properties Inc. (BPO: NYSE, TSX) announced today that its 2013 third quarter results will be released prior to the market open on Friday, October 25, 2013. Analysts, investors and other interested parties are invited to participate in the company’s live conference call reviewing the results on Friday, October 25, at 11:00 AM (ET). Scheduled speakers are Dennis Friedrich, chief executive officer, and Bryan Davis, chief financial officer.

Along with the earnings news release, an updated supplemental information package will be available on the company’s website, www.brookfieldofficeproperties.com, before the market open on October 25, 2013.

To participate in the conference call, please dial 800.598.5161, pass code 1653219, five minutes prior to the scheduled start of the call. Live audio of the call will also be available via webcast at www.brookfieldofficeproperties.com.

A replay of this call can be accessed through November 25, 2013 by dialing 888.203.1112, pass code 1653219. A replay of the webcast, as well as a podcast download, will be available at www.brookfieldofficeproperties.com for one year.

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About Brookfield Office Properties

Brookfield Office Properties owns, develops and manages premier office properties in the United States, Canada, Australia and the United Kingdom. Its portfolio is comprised of interests in 109 properties totaling 80 million leasable square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Denver, Seattle, Toronto, Calgary, Ottawa, London, Sydney, Melbourne and Perth, making it the global leader in the ownership and management of office assets. Landmark properties include Brookfield Places in New York City, Toronto and Perth, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary, and Darling Park in Sydney. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldofficeproperties.com.

Contact: Matthew Cherry, Director, Investor Relations and Communications

(212) 417-7488; matthew.cherry@brookfield.com